

Mail Stop 4628

July 20, 2018

Walter Schalka
Chief Executive Officer
Suzano Papel e Celulose S.A.
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012

> **Re: Suzano Papel e Celulose S.A.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted July 9, 2018**
> **CIK No. 0000909327**

Dear Mr. Schalka:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2018 letter.

General

1.   We note your response to prior comments 1 and 3 indicate that BNDESPAR has the right to appoint a director that is independent of Suzano to the Suzano board of directors upon completion of the merger. Please revise your disclosure to clarify whether there is any requirement that BNDESPAR's appointment to Suzano's board of directors be independent from BNDESPAR.

Questions and Answers About the Merger and Fibria Extraordinary General Shareholders
Meeting, page 1

Has the Fibria Board of Directors or the Suzano Board of Directors taken any position relating to
the Merger, page 6

2.   We note you disclose that the merger agreement will be submitted to the approval of both
Fibria's and Suzano's board of directors and that the Fibria board of directors has not
made any recommendation for or against the approval by Fibria's shareholders. Please
clarify whether the Fibria board of directors will make a recommendation to Fibria's
shareholders prior to Fibria's extraordinary general shareholders meeting.

Risk Factors, page 19

Risks Relating to Our Shares and ADSs, page 33

Our management is strongly influenced by our controlling shareholders and their interests may
conflict with the interests of the other shareholders, page 35

3.   Your revised disclosure in response to prior comment 11 indicates that the Shareholders
Agreement limits your flexibility in financing and increases your independence
requirements for your board members. We further note you disclose on page 136 that
BNDES has been an important source of debt financing for your capital investments.
Please clarify whether the involvement of BNDESPAR and its affiliates in Suzano's
business operations, including its right to appoint a director to Suzano's board, creates
any potential conflict of interest vis-à-vis other shareholders.

The Merger, page 56

Background of the Merger, page 56

Negotiations and Agreements between the Fibria Controlling Shareholders and the Suzano
Controlling Shareholders Regarding the Merger, page 57

4.   We note that certain members of the Suzano board of directors are also Suzano
Controlling Shareholders. Please discuss Suzano's rationale for initiating merger
discussions with Fibria, including any factors behind its decision to consider this
transaction at this time, and whether Suzano considered any alternative targets or
transactions.

5.   We note your responses to prior comments 2 and 19, and your statement that the Merger
will reduce operating costs and generate substantial synergies in your areas of forestry,
logistics and overheads, which will increase your competitiveness both in Brazil and

overseas. Please revise to quantify the estimated reduction in operating costs and synergies that Suzano considered in connection with this transaction.

6. Please quantify the combined cash and share merger consideration presented by Suzano in its indicative, non-binding proposal on February 7, 2018 and the agreed cash and share merger consideration preliminarily agreed on February 23, 2018. Please also clarify how such initial merger consideration was determined and the specific factors considered in increasing both the proposed cash and stock components of such consideration and the transaction structure that were agreed on February 23, 2018.

7. We note you disclose that the parties met on a consistent basis to negotiate the definitive agreements relating to the merger from February 23, 2018 onwards. Please expand your disclosure to discuss any material changes to the terms of the merger agreement and any other agreements relating the merger.

8. Please identify the party from whom BNDESPAR and Votorantim received a competing indicative non-binding proposal and discuss BNDESPAR's and Votorantim's assessment of such proposal and the reasons such proposal was not pursued.

Enforceability of Civil Liabilities, page 183

9. We note your revised disclosures in response to prior comment 22. Please clarify your disclosure to explain that your arbitration provision does not waive the rights of U.S. shareholders or ADS holders to bring claims under the U.S. federal securities laws.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources